

Mail Stop 3030

May 4, 2018

Eyal Waldman
Chief Executive Officer
Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692

     Re: Mellanox Technologies, Ltd.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 7, 2018
             File No. 001-33299

Dear Mr. Waldman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Russell Mancuso

                    Russell Mancuso
                    Branch Chief
                    Office of Electronics and Machinery

cc: Josh Dubofsky, Esq.
        Latham & Watkins LLP